SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

AMERICAN STRATEGIC MINERALS CORPORATION

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

 (Title of Class of Securities)

030101109

 (CUSIP Number)

April 12, 2012

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,965,631 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,965,631 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,631 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)(2)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 2,662,391 shares of Common Stock held by Melechdavid, Inc. (“Melechdavid”).  Mark Groussman is the President of Melechdavid and in such capacity holds voting and dispositive power over shares held by Melechdavid.  Also includes 302,970 shares of Common Stock held in trust for Mr. Groussman’s minor child over which Mr. Groussman disclaims beneficial ownership.

(2)	Based on 44,368,127 shares outstanding as of December 6, 2012.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,662,391
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,662,391
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,391
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on 44,368,127 shares outstanding as of December 6, 2012.

Item 1(a).	Name of Issuer:

American Strategic Minerals Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).       Name of Person Filing.

The statement is filed on behalf of Mark Groussman and Melechdavid, Inc. (“Melechdavid”).

Item 2(b).       Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).       Citizenship.

United States/Florida

Item 2(d).       Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).       CUSIP Number.

030101109

Item 3.	Type of Person

Not applicable.

Item 4.            Ownership.

(a) Amount beneficially owned: 2,965,631 (1).

(b) Percent of class: 6.7% (1)(2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 2,965,631 (1).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 2,965,631 (1).

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Represents 2,662,391 shares of Common Stock held by Melechdavid, Inc. (“Melechdavid”).  Mark Groussman is the President of Melechdavid and in such capacity holds voting and dispositive power over shares held by Melechdavid.  Also includes 302,970 shares of Common Stock held in trust for Mr. Groussman’s minor child over which Mr. Groussman disclaims beneficial ownership.

(2)	Based on 44,368,127 shares outstanding as of December 6, 2012.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2012	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.

Date: December 6, 2012	By:	/s/ Mark Groussman
Mark Groussman President